June 6, 2006

Thomas A. Jones, Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	IsoRay, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed May 26, 2006
File No. 333-129646

Dear Mr. Jones:

This letter has been prepared in response to your request for IsoRay, Inc. (“IsoRay” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your June 2, 2006 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”), which Amended Registration Statement incorporates, as appropriate, the responses of the Company contained herein.

Three and Nine Month Periods ended March 31, 2006 and 2005, page 15

COMMENT 1:
Please refer to prior comment 1. Please revise to clarify whether the in-house pre-load department was created solely to service the CPCC customer, or will you expand to service other customers also? If material, compare the costs of performing such services in-house rather than contracting out to third parties. If material, discuss related delivery timing performance.

RESPONSE:
We have revised the disclosure on page 33 to reflect that the in-house pre-load department intends to service other IsoRay customers in addition to CPCC. On page 33, we have included disclosure showing the cost savings of performing these services in-house instead of through contracts with third parties and have discussed the delivery timing advantages of our in-house pre-load service over a third party service.

COMMENT 2:
Please refer to prior comment 2. Please revise page 17 to discuss in greater detail the increase in consulting expenses and broker-dealer commissions, such as describe the consulting services. Also, discuss why financing expenses increased for the nine months ended March 31, 2006.

RESPONSE:	We have expanded the disclosure on page 16 to discuss the requested items.

Liquidity and Capital Resources, page 17

COMMENT 3:
Please refer to prior comment 3. Please file as an exhibit the commitment letter from HAEIFC. Also, expand page 49 to disclose the personal guarantees by affiliates of the March 1, 2006 credit line from Columbia River Bank and any consideration for the guarantees.

RESPONSE:	The HAEIFC commitment letter has been filed as Exhibit 10.30. We have expanded page 48 to disclose the affiliate personal guarantees of the Columbia River Bank March 2006 loan.

Thomas Jones, Senior Counsel
Division of Corporate Finance

Cs-131 Manufacturing Process, page 31

COMMENT 4:
Please refer to prior comment 4. Please clarify whether you are obligated to purchase $30 million over the term of the agreement and any minimum annual purchases. Clarify the date the agreement commenced.

RESPONSE:
We are not obligated to purchase any annual or overall amount under the agreement with the Institute of Nuclear Materials, and this is disclosed on pages 30-31, along with the date of commencement for the agreement.

Customers, page 37

COMMENT 5:	Please refer to prior comment 1. Please update this section to disclose customers that accounted for 10% or more of your revenues for the nine months ended March 31, 2006.

RESPONSE:	We have included details on the customers that accounted for 10% or more of our revenues for the nine month period on page 36.

Description of Securities, page 64

COMMENT 6:	We reissue prior comment 6 in part. Please expand this section to discuss the units described on page 12.

RESPONSE:
The units disclosed on page 12 consist solely of shares of common stock and warrants to purchase common stock. These securities were issued as shares of common stock and separate warrants - there was no issuance of a security called a "unit". Disclosure of the terms of these warrants, and a description of the terms of the common stock, is on pages 63-65.

Should you have any questions concerning this Response Letter, please contact me at (509)375-1202.

Very truly yours,

/s/ Roger E. Girard

Roger E. Girard
Chief Executive Officer

cc:	Stephen Boatwright, Esq., Keller Rohrback, PLC
Mike DeCoria, CPA, DeCoria, Maichel & Teague, PS
Scott Hatfield, CPA, S.W. Hatfield, CPA